Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cimarex Energy Co.:

We consent to the use of our reports dated February 25, 2015, with respect to the consolidated balance sheets of Cimarex Energy Co. as of December 31, 2014 and 2013, the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

KPMG LLP

Denver, CO

September 21, 2015